Filed by CF Industries Holdings, Inc.

(Commission File No. 333-157462)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(j)

of the Securities Exchange Act of 1934

Subject Company:

Terra Industries Inc.

On November 4, 2009, CF Industries Holdings, Inc. posted a presentation concerning the proposed transaction on its website. A copy of the presentation follows:

Corporate Development Supply Chain Sales Finance Legal Operations Human Resources Dv Sc Sa Fi Le Op Hr CF Industries NYSE: CF Investor Presentation November 2009

Certain statements contained in this presentation may constitute “forward-looking statements”. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. Risks and uncertainties relating to the proposed transaction with Terra Industries Inc. include: Terra’s failure to accept CF’s proposal and enter into definitive agreements to effect the transaction; our ability to obtain shareholder and other approvals; uncertainty of the expected financial performance of CF following completion of the proposed transaction; CF’s ability to achieve the cost-savings and synergies contemplated by the proposed transaction within the expected time frame; CF’s ability to promptly and effectively integrate the businesses of Terra and CF; and disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers. Additional risks and uncertainties include: the relatively expensive and volatile cost of North American natural gas; the cyclical nature of our business and the agricultural sector; changes in global fertilizer supply and demand and its impact on the selling price of our products; the nature of our products as global commodities; intense global competition in the consolidating markets in which we operate; conditions in the U.S. agricultural industry; weather conditions; our inability to accurately predict seasonal demand for our products; the concentration of our sales with certain large customers; the impact of changing market conditions on our forward pricing program; the reliance of our operations on a limited number of key facilities; the significant risks and hazards against which we may not be fully insured; reliance on third party transportation providers; unanticipated adverse consequences related to the expansion of our business; our inability to expand our business, including the significant resources that could be required; potential liabilities and expenditures related to environmental and health and safety laws and regulations; our inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements; acts of terrorism; difficulties in securing the supply and delivery of raw materials we use and increases in their costs; losses on our investments in securities; loss of key members of management and professional staff; the international credit crisis and global recession; credit losses from counterparties to our natural gas swap contracts due to the credit and economic crisis; and the other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission. Except as required by law, we undertake no obligation to update or revise any forward-looking statements. Safe Harbor Statement 2

Additional Information This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor is it a substitute for the prospectus/proxy statement CF Industries Holdings, Inc. (“CF Industries”) would file with the Securities and Exchange Commission (the “SEC”) regarding the proposed transaction with Terra Industries Inc. (“Terra”) if such a negotiated transaction is reached or for any other document which CF Industries may file with the SEC and send to CF Industries or Terra stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF CF INDUSTRIES AND TERRA ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed by CF Industries with the SEC through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by calling Innisfree Incorporated toll-free at (877) 456-3507. CF Industries and its directors and executive officers will be participants in any solicitation of proxies from Terra stockholders or CF Industries stockholders in respect of the proposed transaction with Terra. Information regarding CF Industries’ directors and executive officers is available in the supplement to its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 7, 2009, and a description of their direct and indirect interests in such solicitation, by security holdings or otherwise, will be contained in the proxy statement/prospectus filed in connection with the proposed transaction with Terra. All information in this presentation concerning Terra, including information relating to its business, operations and financial results was obtained from public sources. While CF Industries has no knowledge that any such information is inaccurate or incomplete, CF Industries has not verified any such information. 3

Our Offer for Terra Consideration Per Terra Common Share $32.00 in Cash (including the $7.50 per share special dividend declared by Terra) and 0.1034 of a CF common share Total consideration of $40.61 based on CF's closing share price of $83.25 on 10/30 Valuation 7.1x Aggregate Value / LTM EBITDA 6.7x Aggregate Value / 2010E EBITDA 40% Premium to Terra's estimated unaffected share price 28% Premium to Terra's closing share price on 10/30 $32 cash component of consideration in excess of Terra’s $31.77 closing price on 10/30 No financing condition Morgan Stanley providing $2.5 Billion in committed financing Transaction is not subject to the approval of CF stockholders CF has satisfied all antitrust regulatory conditions required to close transaction 4

•The strategic benefit of combining these two great companies is undeniable and we are more confident than ever that the transaction will be in the best interests of our respective stockholders

•CF is offering Terra stockholders $32.00 in Cash (including the $7.50 per share special dividend declared by Terra) and 0.1034 of a CF common share for each Terra common share

•Based on CF’s closing share price of $83.25 our offer had value of $40.61 on 10/30

•We are offering compelling value to Terra stockholders

•7.1x Aggregate Value / LTM EBITDA

•6.7x Aggregate Value / 2010E EBITDA

•40% Premium to Terra’s estimated unaffected share price

•28% Premium to Terra’s closing share price on 10/30

•$32 Cash component in excess of Terra’s $31.77 closing price on 10/30

•There is no financing condition. Morgan Stanley is providing $2.5 Billion in committed financing

•Unless a merger agreement is entered into by November 30, 2009, our financing commitment would expire

•We have the right to extend the financing commitment until December 31, 2009, subject to there not having been a disruption in the financing markets

•Accordingly, we reserve the right to withdraw our offer if a merger agreement is not entered into by November 30, 2009

•Transaction is not subject to the approval of CF stockholders

•CF has satisfied all antitrust regulatory conditions required to close transaction

•Our offer provides compelling value for Terra stockholders as well as certainty of closing.  The transaction clearly is in the best interests of our respective stockholders, and we should move forward promptly and sign a merger agreement to put these two great companies together

Compelling Valuation Multiple for Terra Shareholders Notes: (1) Includes 99.8MM basic shares (per October 13 Terra Proxy Statement) plus 0.9MM unvested and phantom shares (per 2008 10-K) plus 0.2MM from preferred conversion (per 2008 10-K; preferred shares convert at 100.4016 common share per share of preferred) (2) Pro forma for $600MM Terra bond offering and $330MM existing debt retirement (3) 9/30/2009 Terra Cash of $1,000MM less $330MM to retire Terra bonds less $51MM make-whole cost of 115% of par (for existing $330MM of Terra bonds) plus $578MM in cash from new bonds (adjusted for Original Issue Discount and underwriting fees) (4) As valued per 9/30/09 CF filings (5) Terra LTM EBITDA of $498MM calculated as of 9/30/09 from Income from Continuing Operations (after Minority Interest), plus net interest, plus tax provision, plus D&A (6) CF LTM EBITDA of $919MM calculated as of 9/30/09 from Income from Continuing Operations (after Minority Interest), plus net interest, plus tax provision, plus D&A (7) Terra 2010E EBITDA of $525MM based on median of public broker research for Terra: BMO ($408MM, 10/23), BAS-ML ($602MM, 10/23), Broadpoint ($549MM, 10/23), SternAgee ($612MM, 10/23), UBS ($502MM, 10/19), JPMorgan ($462MM, 10/29) (8) CF 2010E EBITDA of $674MM based on median of public broker research for CF: BAS-ML ($698MM, 10/27) BMO ($485MM, 10/27), Broadpoint ($674MM, 10/27), SternAgee ($676MM, 10/27), Dahlman Rose ($694MM, 10/28), JPMorgan ($499MM, 10/12), UBS ($655MM, 10/2), and Cleveland Research ($705MM, 9/11) 5 (2) (2) (3) (3) (1) (1) (5) (5) (7) (7) (6) (8) (4) TRA at Market CF Offer for TRA CF 10/30/2009 10/30/2009 10/30/2009 Share Price $31.77 $40.61 $83.25 Diluted Shares Outstanding (MM) 101 101 50 Equity Value 3,205 4,097 4,149 Plus: Debt 600 600 5 Less: Cash (1,198) (1,198) (703) Less: Auction Rate Securities - - (140) Plus: Customer Deposits 41 41 123 Less: 7% Investment in Terra Securities - - (242) Enterprise Value 2,648 3,540 3,192 Enterprise Value / EBITDA Multiples LTM EBITDA 5.3x 7.1x 3.5x 2010E EBITDA 5.0x 6.7x 4.7x

•Based on CF’s closing share price of $83.25 on 10/30, our offer has a value of $40.61, which represents very attractive enterprise value multiples for Terra stockholders

•7.1x Aggregate Value / LTM EBITDA

•6.7x Aggregate Value / 2010E EBITDA

Compelling Valuation Relative To Precedent Fertilizer Transactions 6 Announcement Fertilizer Point in Deal Value Transaction EV/EBITDA Date Target Acquirer Portfolio Industry Cycle (MM) Consideration LTM NTM 11/1/2009 Terra CF Nitrogen Midcycle $3,539 Cash / Stock 7.1x 6.7x 5/11/2009 CF Agrium Nitrogen Midcycle $3,377 Cash / Stock 3.7x 5.0x 7/14/2008 Saskferco Yara Nitrogen Peak C$1,600 Cash 7.9x 4.7x 5/24/2007 Kemira GrowHow Yara Nitrogen Pre-Midcycle € 892 Cash 9.2x 8.3x Phosphate 1/27/2004 IMC Global Cargill Nitrogen Trough $3,292 Stock 12.0x 9.9x Phosphate Potash

• In fertilizer and other basic material / commodity industries, valuation multiples typically expand during periods of low or trough profitability and contract during periods of high or peak profitability — CF and its financial advisors believe the current fundamental environment in the fertilizer industry is consistent with normalized earnings

• The valuation multiples implied by our offer for Terra are very compelling for Terra stockholders, when compared to precedent transactions in the fertilizer industry

• Prior to this year, there were only 3 relevant precedent transactions in the global fertilizer sector this decade.  All other sector transactions were either very small or involved bankrupt companies

Significant Premium In-line With Historical Precedents Note: Based on estimated Terra estimated unaffected share price of $29 Includes all-cash transactions over $1Bn since August 1, 2009. Transactions include Adecco/MPS, Cisco/Starent, Emerson/Avocent, Dell/Perot, Adobe/Omniture and Dainippon Sumitomo/Sepracor. Over the past four months, the average premium has been 39%, which is in line with historical averages (also including Agilent/Varian and BMS/Medarex) CF Proposal CF has offered Terra shareholders a significant premium 40% to Terra’s estimated unaffected share price Premiums for all-cash transactions have historically averaged approximately 39% Premiums for all-cash transactions have averaged approximately 31% over last three months CF Proposal for Terra Represents Significant Premium In-Line with Historical Precedents Historical Precedents (1) (2) 7 40% 0% 10% 20% 30% 40% 50% To Terra's Estimated Unaffected Price 31% 39% Cash Deals Over $1Bn Over Last Three Months Cash Deals Over $1Bn (20-Year Average)

CF has offered Terra shareholders a significant premium

•   40% to Terra’s estimated unaffected share price

• Terra’s shares have been trading on takeover speculation

• There has been significant trading volume, particularly in past several weeks

• The 10/30 closing price of $31.77 reflects at least a few dollars of takeover speculation

• The 10/30 closing price likely would have been about $29 absent takeover speculation

•   Premiums for all-cash transactions have historically averaged ~39%

•   Premiums for all-cash transactions have averaged around 31% over the last three months

•   We are now able to provide mostly cash because the debt markets are now open on more favorable terms

•Earlier this year, the Dow was at 6,500 and the debt markets were closed.  With the Dow close to 10,000 and the debt markets open, doing a mostly cash deal is the right transaction

CF’s Offer for Terra Provides Significant Value Certainty 8 CF Share Price Implied Value of CF Offer $80.00 $40.27 $83.25 $40.61 $85.00 $40.79 $90.00 $41.31 $95.00 $41.82 $100.00 $42.34

• The substantial cash in our offer provides significant certainty on value for Terra stockholders

• As illustrated in the table, the value of CF’s offer for Terra does not change meaningfully regardless of trading value of CF shares

Strong Combined Financial Platform Notes: (1) Based on Market data as of October 30, 2009 (2) Based on median equity research estimates for 2011 (3) 9/30/2009 Terra Cash of $1,000MM less $330MM to retire Terra bonds less $51MM make-whole cost on debt retirement at 115% of par plus $578MM in cash from new bonds (adjusted for Original Issue Discount and underwriting fees) (4) Assumes retirement of $600MM in Terra bonds and issuance of $2.2Bn of new debt ~$6 Billion pro forma Enterprise Value (1) Improved strategic platform to pursue growth, manage risk exposures Enhanced relevance in the global capital markets Greater trading liquidity on NYSE Significantly accretive to current CF Industries’ shareholders (2) 1.3x NM NM NM Pro Forma Net Debt/LTM EBITDA 1.6 (1.7) Transaction Adjustments 0.3 1.2 0.8 Cash, Short-term Investments, and Auction Rate Securities 2.2 0.6 0.0 Debt Post Transaction Terra CF ($ Billions) Selected Balance Sheet Statistics (3) (4) 9

•  With a ~$6Bn enterprise value, CF will have increased trading liquidity, improved access to the capital markets and will emerge with a strong balance sheet

•  Pro forma for the retirement of the bonds recently issued by Terra, the combined company would have had just under $300MM in cash and investments at 9/30/09, including CF’s auction rate securities of $140MM

•  We will have a strong, close to investment grade capital structure with $2.2Bn of total debt, and pro forma as of 9/30/2009, net debt of about 1.3 times LTM EBITDA.  We believe that leverage of 1.3 times makes sense for our company

•  We expect the transaction to be significantly more accretive to CF shareholders than under CF’s previous proposal

Summary of Acquisition Credit Facilities Morgan Stanley has committed $2.5 billion to provide the funds required in connection with the transaction, and the transaction is not subject to a financing condition $1.3 Billion Senior Secured Credit Facilities $300MM Revolving Credit Facility, replaces CF’s existing undrawn revolver capacity $1.0Bn Senior Secured Term Loan $1.2 Billion Senior Secured Bridge Loan Facility Unless a merger agreement is entered into by November 30, 2009, CF's commitment would expire CF has the right to extend the financing commitment until December 31, 2009, subject to there not having been a disruption in the financing markets Accordingly, CF reserves the right to withdraw its offer if a merger agreement is not entered into by November 30, 2009 10

•  Morgan Stanley has committed $2.5Bn to provide the funds required in connection with the transaction, and the transaction is not subject to a financing condition

•  $1.3Bn Senior Secured Credit Facilities

•$300MM Revolving Credit Facility, replaces CF’s existing undrawn revolver capacity

•$1.0Bn Senior Secured Term Loan

•  $1.2Bn Senior Secured Bridge Loan Facility

•  Unless a merger agreement is entered into by November 30, 2009, our financing commitment would expire.  We have the right to extend the financing commitment until December 31, 2009, subject to there not having been a disruption in the financing markets

•  Accordingly, CF reserves the right to withdraw its offer if a merger agreement is not entered into by November 30, 2009

Chemical & Fertilizer Sector Leverage Multiples Net Debt / 2009 EBITDA Notes: (1) Pro Forma for acquisition of Morton Salt (2) CF information pro forma LTM as of 9/30/2009. Other information based on Street estimates (3) Assumes the extinguishment of Terra’s existing $330MM in debt and the addition of $600MM in new bonds (X) (3) (1) 11 (2) 4.7 4.7 4.4 2.7 2.4 2.2 2.1 1.9 1.9 1.8 1.8 1.6 1.3 1.3 1.1 1.0 0.9 0.9 0.7 NM NM 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 MEOH (NR) NLC (NR) DOW (BBB-) CE (NR) ARG (BBB) CYT (BBB-) DD (A) PX (A) VAL (BBB) POT (NR) PPG (BBB+) K+S (BBB) CMP (BB) PF CF EMN (BBB) SQM (NR) FMC (BBB+) AGU (BBB) Yara (BBB) TRA (BB) MOS (BBB-)

• Pro forma for the transaction, CF will have a strong balance sheet and a prudent leverage multiple of 1.3 times which compares favorably to a global composite of leading public fertilizer and chemical companies

Terra Has Acknowledged Merits of Transaction Since Terra first proposed a business combination in 2004, Terra has recognized the merits of this transaction as evidenced by our past discussions CF and Terra have had many discussions over the years, including in 2007, when Terra affirmed the strategic merits of combination Since CF went public in 2005, we have heard from CF and Terra stockholders that the companies should combine During the course of prior discussions in 2004, Terra shared a presentation with CF on the merits of a combination, part of which can be found on the following page 12

• Since Terra first proposed a business combination in 2004, Terra has recognized the merits of this transaction as evidenced by our past discussions

• CF and Terra have had many discussions over the years, including in 2007, when Terra affirmed the strategic merits of combination

• Since CF went public in 2005, we have heard from CF and Terra stockholders that the companies should combine

• During the course of prior discussions in 2004, Terra shared a presentation with CF on the merits of a combination, part of which can be found on the following page

Terra Has Acknowledged Strategic Merits of Business Combination Slides from 2004 Terra Presentation Provided to CF 13 Objective Create a strong platform for future profit opportunity through a CF/Terra combination that features: Significant synergies Broad market coverage Substantial market share Product sourcing flexibility for customers Platform for growth through future consolidation opportunities The CF-Terra combination would create a coast-to-coast marketer of UAN, urea and ammonia. Value creation Administrative synergies Significant customer base Equipment / terminal / transportation synergies Market mass Sourcing flexibility Business systems Best practices (management / culture combination)

• Terra has itself recognized the strategic rationale for combining the two companies, and it was Terra who first approached CF Industries about combining the companies. Since Terra’s approach in 2004, Terra and CF Industries have had multiple conversations about a transaction and as recently as 2007, Terra affirmed the strategic merits of a combination

• CF Industries believes that the opportunity to create shareholder value is clear and that both sets of stockholders, boards and management teams understand the compelling strategic rationale of the business combination

Combination of CF and Terra is Compelling Creates global #2 among public companies in nitrogen fertilizers with complementary strengths Annual capacity of 6.3 MM tons, just behind Yara’s 6.9MM tons Diversification benefits from CF’s world scale position in phosphate $6Bn Enterprise value company Enhanced scale and platform to pursue strategic growth opportunities Maintains strong, flexible balance sheet Value creation from annual run-rate cost synergies of up to $135MM People, assets and customers primarily in U.S. Cornbelt Low integration risk Significantly accretive to CF stockholders 14

•   CF Industries and Terra Industries have complementary strengths in nitrogen, providing breadth and flexibility in nitrogen product offerings.  In addition, the locations of CF Industries’ and Terra’s facilities together increase their domestic geographic reach.  The two companies’ distribution and manufacturing assets combined would enhance service to customers in the agriculturally important central U.S. region, improving the availability, accessibility and timeliness of products to customers.  The combined company would also benefit from CF Industries’ strong world-scale position in phosphate

•   The combined company will be a stronger, more competitive player in the global nitrogen fertilizer industry, becoming the global #2 public company

•   Furthermore, as a $6Bn company, we will create a larger, more stable company that will be better positioned to pursue growth initiatives with less risk than either company could pursue alone

•   We have identified annual cost synergies of up to $135 MM expected from elimination of overlapping corporate functions, optimization of transportation and distribution systems, and through greater economies of scale in procurement and purchasing, among other areas

•   The substantial cash in our offer makes the combination far more accretive for CF Industries stockholders, while providing certainty on value and closing for Terra stockholders

Substantial Value Creation from Synergies $105 to $135 million in annual cost synergies Synergies are real and clearly identified We expect to realize full synergies within two years after the closing of the transaction We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction Once CF and Terra management jointly re-evaluate, we believe even more value will be identified Several underutilized facilities Donaldsonville optimization Spare parts inventory pooling Reduction in inventory and associated carrying costs Optimizing turnarounds and capex spending Over $600MM in non-raw materials purchases Total logistics costs of approximately $350MM Reduction in total product miles shipped Reduced railcar lease costs (more than 5,300 total railcars in the system) Total combined 2008 SG&A ~$140MM(1) Headquarters consolidation ($MM) $5–$10 Distribution Facilities Optimization $105–135 Total $10–$15+ Other $10–$15 Purchases / procurement $25–$30 Logistics and railcar leases $55–$65 SG&A Note: (1) Based on 2008 publicly available information 15

•   We expect the transaction to generate between $105 and $135 million in annual cost synergies by combining corporate functions and optimizing transportation and distribution systems, and through greater economies of scale in procurement and purchasing.   Specific opportunities:

•HQ consolidation — Total combined 2008 SG&A ~ $140 million

•Total logistics costs of approximately $350 million

•Reduction in total product miles shipped

•Reduced railcar lease costs (more than 5,300 total railcars in the system)

•Over $600 million in non-raw materials purchases (includes: purchased fertilizer products; process chemicals; catalysts; other plant consumables)

•Donaldsonville optimization

•Spare parts inventory pooling

•Reduction in inventory and associated carrying costs

•Optimizing turnarounds and capex spending

•Several underutilized facilities

•   We expect to realize full synergies within two years after the closing of the transaction

•   We also expect the combined company to benefit from a one-time cash release of up to $60MM, due to inventory reduction

Combines Complementary Strengths in Nitrogen Value Contributed by Terra Strong upgraded nitrogen product capacity Exposure to ratable take industrial customers Inland plants serving nearby customers Environmental product marketing Nitrogen production in U.K. and Trinidad Value Contributed by CF Strong upgraded nitrogen product capacity Focus on agricultural customers Extensive transportation and storage assets for max flexibility River distribution to stationary pollution control customers Attractive project in Peru with advantageous long-term gas contract Ability to import and export depending on domestic market strength 16

•  Both CF and Terra have invested heavily in upgraded nitrogen product capacity, especially UAN.  Both have developed strong customer relationships and differentiated channels for distribution

•  Bringing the two companies together will enhance the execution of their respective strategies by leveraging common assets, including diverse production locations, in-market storage and water transportation facilities to reach customers more efficiently and effectively

•  Far from conflicting, Terra’s emphasis on industrial customers and CF’s emphasis on agricultural customers complement each other and lead to greater robustness across cycles

•  Terra’s production in the U.K. and Trinidad will improve CF’s geographic balance.  CF’s Peru project offers an opportunity to expand further in an underserved, high-growth region with advantageous natural gas pricing

•  And CF’s proven ability to export urea and UAN from North America will provide even greater leverage in optimizing a larger production and logistics system

3rd largest phosphate business among public fertilizer companies With 1.1 million tons of capacity, Plant City is the 7th largest facility in Fertecon’s listing of phosphate operations World-Scale, Fully-Integrated Phosphate Operations Global Phosphoric Acid Capacity MOS 9% PCS 5% CF 2% All Other Public 6% Private/Government Entities 78% Global Phosphoric Acid Capacity by Location Source: Fertecon 17 0 300 600 900 1,200 1,500 1,800 Mosaic CF Industries Mosaic Fertinal Eurochem Lifosa Phosphates Namhae Innophos Yara JSC RovnoAzot Natl Fertilizer Lebanon VINACHEM Kazfosfat Novokokand Fosfertil FACT Kazfosfat Kazfosfat Bangladesh Chemical Zaklady Arad RCFL Albright & Wilson

• Pro forma for the transaction, Terra shareholders will benefit from CF’s strong position in phosphate

• Long-term phosphate outlook remains attractive

• Global availability of economically recoverable phosphate rock reserves is limited

• Our phosphate rock mining and fertilizer production are fully integrated in Central Florida

• With annual capacity of just under 1.1 million tons of phosphoric acid per year, Plant City is the 7th largest facility in Fertecon’s listing of the world’s top 125 plants

Upcoming Terra Annual Meeting Allows Terra Stockholders to Show Support for CF Offer CF is nominating three highly qualified, independent nominees to Terra’s board of directors at Terra’s annual meeting on November 20th By voting for CF’s independent nominees at the Terra annual meeting, Terra stockholders will have the opportunity to show support for our offer John N. Lilly, former CEO of The Pillsbury Company David A. Wilson, president and CEO of the Graduate Management Admission Council and former managing partner at Ernst & Young LLP Irving B. Yoskowitz, former EVP and general counsel of Constellation Energy Group Inc., and of Baltimore Gas & Electric Co 18

•   CF is nominating three highly qualified, independent nominees to Terra’s board of directors at Terra’s annual meeting on November 20th

•   By voting for CF’s independent nominees at the Terra annual meeting, Terra stockholders will have the opportunity to show support for our offer

•   Our director nominees are highly qualified and bring with them their diverse experiences.

•John N. Lilly, president of John Lilly Strategic Insights, LLC and former chief executive officer of The Pillsbury Company

•David A. Wilson, president and chief executive officer of the Graduate Management Admission Council and former managing partner at Ernst & Young LLP

•Irving B. Yoskowitz, senior counsel at Dickstein Shapiro LLP and former executive vice president and general counsel of Constellation Energy Group, Inc., the parent company of Baltimore Gas & Electric Company

•   None of these nominees is affiliated with CF Industries or has any relationship with CF Industries (except for his agreement to serve as a nominee for Terra’s board).  The nominees are independent within the meaning of the listing standards of the New York Stock Exchange as well as the Corporate Governance Guidelines of Terra Industries

•   Our offer provides compelling value for Terra stockholders as well as certainty of closing.  The transaction clearly is in the best interests of our respective stockholders, and we should move forward promptly and sign a merger agreement to put these two great companies together

THE ELECTION OF OUR THREE INDEPENDENT NOMINEES WILL DEMONSTRATE SUPPORT FOR OUR OFFER YOUR VOTE IS IMPORTANT! If you hold shares in your name, please follow the simple instructions on your BLUE proxy card to vote TODAY—by telephone, by Internet or by signing, dating and returning the BLUE proxy card. If you hold in “street-name” your bank or broker will vote your shares on your behalf only upon your specific instruction. Please use your BLUE instruction form TODAY to tell your bank or broker to vote FOR our nominees. If you have any questions or need assistance in voting your shares, please call our proxy solicitor, Innisfree M&A Incorporated, toll free at (877) 456-3507 (Banks, brokers and institutional investors may call collect at (212) 750-5833). 19 Vote Today

Appendix 20

Illustrative Adjustment to CF’s Existing Offer for Special Dividend The $32.00 per share in cash and 0.1034x CF share offer for Terra would be adjusted upon payment by Terra of declared $7.50 per share dividend Adjustment would be dollar-for-dollar out of the cash component This results in no economic difference in offer to Terra shareholders Note: (1) CF 10/30/2009 closing price $40.61 $40.61 Nominal Value to Terra Shareholders (Based on $83.25 CF Price) $24.50 $32.00 Cash Consideration $7.50 Special Dividend $8.61 $8.61 Nominal Value of Stock Consideration (Based on $82.35 CF Price) 0.1034x 0.1034x Implied Exchange Ratio After Dividend Before Dividend (1) (1) 21

• The $32.00/share in cash and 0.1034x CF share offer for Terra would be adjusted upon payment by Terra of declared $7.50/share dividend

• Adjustment would be dollar-for-dollar out of the cash component

• This results in no economic difference in offer to Terra shareholders

John N. Lilly - Biography Age: 56 President of John Lilly Strategic Insights, LLC, a consulting practice he began in 2002. His firm provides advisory services primarily to the financial services industry, private equity funds, venture capital investors and investment banks Mr. Lilly began his career with The Procter & Gamble Company (“P&G”) in 1976 and for over 22 years, worked on almost all of P&G’s laundry, paper, food and beverage brands in multiple countries In 1997, Mr. Lilly left P&G to join The Pillsbury Company in Minneapolis, first as President of Pillsbury North America and then as Chief Executive Officer of The Pillsbury Company worldwide. After Pillsbury became part of General Mills, Mr. Lilly started to work full time as an advisor Mr. Lilly has acted as a senior advisor to TPG Capital, Duff & Phelps, Lehman Brothers and Compass Advisers Served as a member of the Board of Directors of Adams Respiratory Therapeutics, a publicly-traded manufacturer of OTC/Rx therapies for respiratory care, until it was sold to Reckitt Benckiser PLC in 2008 Serves as an advisor to LEK Consulting, LLC and is a Trustee of the National Public Radio Foundation Mr. Lilly received a B.A. in economics from Emory University in 1974 and an M.B.A. degree from Harvard Business School in 1976 22

David A. Wilson - Biography Age: 68 Dr. Wilson has served, since 1995, as President and Chief Executive Officer of the Graduate Management Admission Council, a not-for-profit education association dedicated to creating access to graduate management and professional education that provides the Graduate Management Admission Test (GMAT) From 2002 to 2007, Dr. Wilson was a Director of Laureate Education, Inc. (formerly Sylvan Learning Systems, Inc.), an operator of an international network of licensed campus-based and online universities and higher education institutions, where he was Chairman of the Audit Committee beginning in 2003 From 1978 to 1994, Dr. Wilson was employed by Ernst & Young LLP (and its predecessor, Arthur Young & Company), serving as an Audit Principal through 1981, as an Audit Partner from 1981 to 1983 and thereafter in various capacities including Managing Partner, National Director of Professional Development, Chairman of Ernst & Young’s International Professional Development Committee and as a Director of the Ernst & Young Foundation From 1968 to 1978, Dr. Wilson served as a faculty member at Queen's University (1968-1970), the University of Illinois at Urbana-Champaign (1970-1972), the University of Texas (1972-1978), where he was awarded tenure, and Harvard University's Graduate School of Business (1976-1977) Dr. Wilson holds a B. Com. from Queen's University, an M.B.A. degree from the University of California, Berkeley, and a Ph.D. in accounting from the University of Illinois at Urbana-Champaign. Dr. Wilson is a Certified Public Accountant and Fellow Chartered Accountant (Canada) 23

Irving B. Yoskowitz - Biography Age: 63 Mr. Yoskowitz is currently Senior Counsel at the law firm of Dickstein Shapiro LLP and a Senior Partner of Global Technology Partners, LLC ("GTP"), an investment banking and consulting firm focusing on the aerospace, defense and technology sectors From 2005 to 2008, he was Executive Vice President and General Counsel of Constellation Energy Group, Inc., the parent company of Baltimore Gas and Electric Company, an electric and gas public utility From 1998 to 2005, Mr. Yoskowitz was a Senior Partner of GTP, and from 2001 to 2005, Mr. Yoskowitz also served as Senior Counsel at the law firm of Crowell & Moring LLP From 1981 to 1998, Mr. Yoskowitz served as Executive Vice President and General Counsel of United Technologies Corporation ("UTC"), a provider of high technology products and services to the building systems and aerospace industries Prior to joining UTC in 1979, Mr. Yoskowitz held a number of positions with International Business Machines Corporation, including general counsel to two business units Mr. Yoskowitz began his career as a Systems Analyst in the Office of the Secretary of Defense from 1969 to 1971 while on active duty as an officer in the United States Army From 2006 to July 2009, Mr. Yoskowitz was a Director of Wyle Holdings, Inc. From 2007 to 2008, he was a Director and member of the Audit and Compensation Committees of Darwin Professional Underwriters, Inc.. He was also the lead Independent Director and a member of the Audit and Compensation Committees of Equant, NV (1998-2005), and was a Director of Sirva, Inc. (2004-2005), BBA Group, plc (1995-2004) and Executive Risk Insurance, Inc. (1996-1999) Mr. Yoskowitz holds a B.B.A. in economics from the City College of New York, a J.D. from Harvard Law School and attended the London School of Economics from 1971 to 1972 as a Knox Fellow from Harvard University 24